

Mail Stop 3233

July 11, 2016

Via E-Mail
Mr. Ronald Hassen
Interim Chief Financial Officer and Senior Vice President
Nasdaq, Inc.
One Liberty Plaza
New York, NY 10006

  Re: **Nasdaq, Inc.**
    Form 10-K for the year ended December 31, 2015
    Filed on February 26, 2016
    File No. 000-32651

Dear Mr. Hassen:

  We have reviewed your July 6, 2016 response to our comment letter and have the following comment. In our comment we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

  After reviewing your response to this comment we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 23, 2016 letter.

Form 10-K for the year ended December 31, 2015

Non-GAAP Financial Measures, page 47

1. We note your response to our prior comment one. Please include disclosure in future filings that describes the adjustments made to previously reported Non-GAAP measures, the reasons for such adjustments and why the revised measure disclosed represents a more useful presentation of the Company's operating performance.

You may contact Shannon Sobotka, Staff Accountant, at (202) 551-3856 or the undersigned at (202) 551-3486 if you have questions.

Sincerely,

/s/ Daniel L. Gordon

Daniel L. Gordon
Senior Assistant Chief Accountant
Office of Real Estate and
Commodities